# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cadeler A/S, CIK 0001978867
CUSIP: 12738K109
Title of class of securities: Ordinary shares, with a nominal value of DKK 1.00 per share
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, Copenhagen V, Denmark (G7), DK-1560
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950170-25-016213
Filed by CIK 0001269094

## Reporting persons
- Folketrygdfondet: type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); sole voting power 18,473,595; shared voting power 0; sole dispositive power 18,473,595; shared dispositive power 0; aggregate amount beneficially owned 18,473,595 (4.79% of the class)
  Comment: Based on 386,053,341 Ordinary Shares outstanding as of September 18, 2026, as reported in the Tender Offer Statement on Schedule TO filed on September 22,2026 with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: Cadeler A/S
Address of issuer's principal executive offices: Kalvebod Brygge 43 DK-1560 Copenhagen V Denmark

## Item 2. Person Filing
Name of person filing: Folketrygdfondet
Address of principal business office or, if none, residence:
Haakon VII's Gate 2
P.O. Box 1845 Vika
0123 Oslo
Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 18,473,595 Ordinary Shares
Percent of class: 4.79
Sole power to vote or to direct the vote: 18,473,595 Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,473,595 Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Folketrygdfondet: /s/ Christina Stray, Christina Stray, General Counsel (11/12/2026)